Exhibit 4.21

Letter of Acceptance

We, Beijing Dongfang Youbo Network Technology Co., Ltd., are a duly incorporated limited liability company. We have finished the register of share transfer on August 21, 2019 and after which Beijing New Oriental-Xuncheng Network Technologies Co., Ltd. (hereinafter referred to as “Xuncheng”) holds 100% equity interests of us.

According to the Exclusive Management Consultancy and Cooperation Agreement (hereinafter referred to as the “Agreement”) dated as of May 10, 2018 among Beijing Dexin Dongfang Network Technology Co., Ltd., Xuncheng and its shareholders and other parties therein, we shall join the Agreement as a new subordinate institution of Party B under article 9.1 of the Agreement.

We hereby agree to join the Agreement as a subordinate institution of Xuncheng from the effective date of this Letter of Acceptance, and gain all rights and assume all obligations under the Agreement (including its amendments and supplements from time to time). This Letter of Acceptance shall become effective upon the date of execution.

Beijing Dongfang Youbo Network Technology Co., Ltd. (seal)

/s/ seal

Signed by the Legal Representative:

/s/ the Legal Representative or Authorized Representative

October 10, 2019